February 4, 2013

Ms. Peggy Kim

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	Bluegreen Corporation
Amendment No. 1 to Schedule 13E-3
Filed January 22, 2013
File No. 5-38205
Amendment No. 1 to Schedule 14A
Filed January 22, 2013
File No. 1-09292

Dear Ms. Kim:

We are submitting this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 30, 2013 relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”).

Concurrently with our submission of this letter, we are filing via the Commission’s EDGAR system Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect the revisions described in this letter and, where applicable, update the information contained in such filings. We are supplementally providing a hard copy of this letter together with blacklined copies of the Amended Proxy Statement and the Amended Schedule 13E-3, each marked to show changes from the respective documents filed on January 22, 2013.

In this letter, we have provided the text of the comments from the Staff in bold type and have followed each comment with our response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

Preliminary Proxy Statement

Summary Term Sheet

Recommendation of Bluegreen’s Special Committee and Board . . ., page 3

1.	We note your response to comment four in our letter dated January 10, 2013. Please revise to specifically state whether the board believes the merger is fair to Bluegreen’s unaffiliated shareholders, rather than “Bluegreen’s shareholders other than its affiliated shareholders including BFC, Woodbridge, Alan B. Levan and John E. Abdo.”

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to specifically state that Bluegreen’s special committee and board of directors believe the merger is fair to Bluegreen’s unaffiliated shareholders.

Special Factors, page 14

Background of the Merger, page 14

2.	We note your response to comment nine in our letter dated January 10, 2013; however, we reissue our comment since we are unable to locate the revised disclosure. Please revise to describe each alternative considered by Bluegreen and the reasons for rejecting each alternative.

With respect to the Staff’s comment, we refer you to the discussion of the September 19, 2012 meeting of Bluegreen’s special committee contained on page 19 of the Amended Proxy Statement. As described in further detail therein, Bluegreen’s special committee considered whether to proceed with or terminate efforts to consummate a strategic transaction with BFC and determined that it was advisable to continue to pursue a strategic transaction with BFC. As also indicated in such discussion, due to BFC’s majority voting position in Bluegreen’s Common Stock and BFC’s indication that it was not interested in selling its position, Bluegreen did not seek alternative transactions not involving BFC. We would also note the description on page 18 of the Amended Proxy Statement with respect to the proposal made to Bluegreen by Diamond Resorts Corporation (“Diamond”) during June 2012 which Bluegreen’s special committee considered and determined did not constitute, and was not likely to result in, a “superior proposal” under the November 2011 merger agreement and which was not further pursued by Diamond.

3.	We note that on page 21, you state that “the cash generated by the success during the current economic environment of Bluegreen’s business model” was a reason for undertaking the merger at this time. Please revise to further explain how Bluegreen’s cash position was a reason for undertaking a going private transaction at this particular time.

In accordance with the Staff’s comment, this disclosure in the Amended Proxy Statement has been revised to further explain how Bluegreen’s cash position and business model was a factor in the decision to undertake the currently proposed cash merger at this time.

Recommendation of the Special Committee and Board . . ., page 21

4.	Please revise to address how the board determined that the merger was fair to Bluegreen’s unaffiliated shareholders when Cassel Salpeter opined on the fairness of the merger consideration to be received by “Bluegreen’s shareholders other than BFC and its affiliates.”

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to discuss how, when making their fairness determinations with respect to Bluegreen’s unaffiliated shareholders, Bluegreen’s special committee and board of directors considered Cassel Salpeter’s opinion regarding the fairness of the merger consideration to Bluegreen’s shareholders other than BFC and its affiliates. In addition, we note that, as described in the Amended Proxy Statement, Cassel Salpeter’s opinion was one of the many factors considered by Bluegreen’s special committee and board in making their fairness determinations.

5.	Please revise to address how the board determined that the merger was fair, given that the $10 per share merger consideration was at the low end of the implied reference ranges under each method of analysis performed by Cassel Salpeter.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to address the consideration given by Bluegreen’s special committee and board, when making their fairness determinations, to the specific financial analysis performed by Cassel Salpeter and the results thereof. In addition, we note that, as described in the Amended Proxy Statement, the $10 per share merger consideration was within the implied reference ranges indicated by the selected companies and discounted cash flow analyses undertaken by Cassel Salpeter and that Cassel Salpeter’s opinion was one of the many factors considered by Bluegreen’s special committee and board in making their fairness determinations.

6.	Please revise to reconcile the seventh bullet point under the discussion regarding procedural fairness with the fact that based on BFC’s majority voting interest in Bluegreen and its indication that it was not interested in selling its position, the special committee did not seek an alternative transaction with a third party buyer.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to clarify that Bluegreen’s special committee and board determined that the merger is procedurally fair to Bluegreen’s unaffiliated shareholders notwithstanding the fact that Bluegreen did not seek alternative transactions not involving BFC.

Opinion of the Financial Advisor to the Special Committee, page 24

General

7.	Please revise to indicate whether Cassel Salpeter has also consented to the inclusion of its analyses as an exhibit to the Schedule 13E-3.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to state that Cassel Salpeter has also consented to the inclusion of its analyses as an exhibit to the Schedule 13E-3.

Summary of Financial Analyses Performed by Cassel Salpeter, page 26

Discounted Cash Flows Analysis, page 27

8.	Please revise to further describe “the results of its financial analyses” which Cassel Salpeter took into account in selecting the discount rates and perpetual growth rates.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to further describe the results of the financial analyses which Cassel Salpeter took into account in selecting the discount rates and perpetual growth rates.

Selected Companies Analysis, page 27

9.	Please revise to further describe “the results of its financial analyses” which Cassel Salpeter took into account in selecting the multiples to use in its analysis. Please similarly revise the disclosure under “Selected Transactions Analysis.”

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to clarify the results of the financial analyses which Cassel Salpeter took into account in selecting the multiples to use in its selected companies and selected transactions analyses.

Analyses Performed by the Financial Advisor to BFC’s Board of Directors, page 34

Enterprise Value Methodology, page 36

10.	Please revise to describe the “other indicators of value presented in its analysis,” which Ewing considered in arriving at its opinion that the merger consideration was fair.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to describe the other indicators of value from its analysis which Ewing considered in arriving at its opinion that the merger consideration was fair to BFC’s shareholders.

Premium Analysis, page 37

11.	We note your response to comment 25 in our letter dated January 10, 2013. Please revise the disclosure to state that Ewing based its judgment on its understanding of general market conditions and did not perform a comparison of this premium with other specific merger and acquisition transactions.

In accordance with the Staff’s comment, the Amended Proxy Statement has been revised to specifically disclose that, as stated in our response to comment 25 in the Staff’s letter dated January 10, 2013, Ewing based its judgment with regard to the indicated purchase premium on its understanding of general market conditions and did not perform a comparison of such premium with other specific merger and acquisition transactions.

We have attempted to address the comments raised by the Staff regarding the Proxy Statement and Schedule 13E-3. If you have any questions or require any additional information, please feel free to contact the undersigned at (305) 982-5618. Thank you for your assistance.

Sincerely,

/s/ Anthony M. Puleo
Anthony M. Puleo
Senior Vice President, Chief Financial
Officer and Treasurer

Each of the filing persons hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 4, 2013	BLUEGREEN CORPORATION

	By:	/s/ Anthony M. Puleo
	Name:	Anthony M. Puleo
	Title:	Senior Vice President, Chief Financial
Officer and Treasurer

Date: February 4, 2013	BFC FINANCIAL CORPORATION

	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chairman, Chief Executive Officer and
President

Date: February 4, 2013	WOODBRIDGE HOLDINGS, LLC

	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chief Executive Officer and Manager

Date: February 4, 2013	BXG FLORIDA CORPORATION

	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chief Executive Officer

Date: February 4, 2013	BBX CAPITAL CORPORATION

	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chairman and Chief Executive Officer

Date: February 4, 2013	ALAN B. LEVAN

/s/ Alan B. Levan
Alan B. Levan

Date: February 4, 2013	JOHN E. ABDO

/s/ John E. Abdo
John E. Abdo